Exhibit 12.01

HARTFORD LIFE INSURANCE COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In millions)

	Three Months Ended March 31,	Years Ended December 31,
	2017	2016	2015	2014	2013
EARNINGS:
Total earnings, before interest credited to contractholders	$86	$356	$530	$861	$561
Interest credited to contractholders [1]	151	631	682	725	952
Total earnings	$237	$987	$1,212	$1,586	$1,513

FIXED CHARGES:
Total fixed charges, before interest credited to contractholders	$—	$—	$—	$—	$—
Interest credited to contractholders [1]	151	631	682	725	952
Total fixed charges	$151	$631	$682	$725	$952
RATIOS:
Total earnings to total fixed charges [2]	1.6	1.6	1.8	2.2	1.6
[1] Interest credited to contractholders includes interest credited on general account assets and interest credited on consumer notes.
[2] Ratios of less than one-to-one are presented as “NM” or not meaningful.

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